EXHIBIT 99.1

November 1, 2017 TSX-V SYMBOL: BRZ www.bearinglithium.com

NEWS RELEASE

BEARING ANNOUNCES THE APPOINTMENT OF DR. LEE SUNGWON OF POSCO TO THE BOARD OF DIRECTORS

Vancouver, British Columbia - Bearing Lithium Corp. ("Bearing" or the "Company") (TSX Venture: BRZ) (OTCQB: BRGRF) (FRANKFURT: B6K1) is pleased to announce the appointment of Dr. Lee Sungwon, a nominee of POSCO, to the Board of Directors. POSCO holds 3.6 million shares in Bearing or 6.7% of outstanding.

Dr. Lee is metallurgical engineer with over 25 years of experience. Dr. Lee is the Director of the Lithium Project Department at POSCO (PosLX) and has been with the company for over 17 years holding various senior roles. Dr. Sungwon holds a Ph.D. in Materials Science and Engineering from the University of Southern California, a M.Sc. in Metallurgical Engineering from the Yonsei University in Korea.

Jeremy Poirier, Bearing's president and Chief Executive Officer, commented: "We welcome Dr. Lee Sungwon, a representative of POSCO, to the company’s Board of Directors. POSCO has been a continued strong supporter of the Maricunga project and our predecessor, Li3 Energy, where they invested directly into the project and demonstrated their proprietary lithium extraction technology with brine from the project.”

In connection with his appointment, Dr. Lee has been granted 150,000 incentive stock options (“Options”). Each Option allows him to acquire one common share of the Company at an exercise price of $0.76 for a period of four years.

About POSCO & PosLX

POSCO (NYSE:PKX) is a multinational steel-making company headquartered in Pohang, South Korea. POSCO’s shares are traded on a number of global stock exchanges including South Korea, New York, Tokyo, and London with a market capitalization of US$24.1 billion.

POSCO has developed a proprietary technology, PosLX, which has the potential deliver lithium recoveries of over 80% in as little as eight hours with a high purity of 99.9%. This compares to the conventional lithium evaporation process which takes between twelve and eighteen months with recoveries of 50% to 70%. POSCO commissioned a 2,500 ton per year lithium carbonate plant early this year at its Gwangyang Works plant in Korea and is anticipated to help supply its battery making partners LG Chem and Samsung SDI, as well a subsidiary company that produces cathodes for secondary batteries.

About Bearing Lithium Corp.

Bearing Lithium Corp. is a mineral exploration and development company, primarily focused on lithium. Its primary asset is a free-carried 17.7% interest in the Maricunga lithium brine project in Chile. The Maricunga project represents one of the highest-grade lithium brine salars globally and the only pre-production project in Chile. Over US$30 million has been invested in the project to date and all expenditures through 2018, including the delivery of a Definitive Feasibility Study in H1/18, are fully-funded by their earn-in joint-venture partner. Bearing also holds a portfolio of grass-roots exploration projects in the gold district of the Yukon, which are currently optioned to Golden Predator, and a lithium project in Nevada, which is currently optioned to First Division Ventures Inc.

ON BEHALF OF THE BOARD

Signed “Jeremy Poirier”

Jeremy Poirier, President and CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Jeremy Poirier-- President and CEO Bearing Lithium - Telephone: 1-604-262-8835

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements Regarding Forward Looking Information

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. Forward-looking statements in this press release relate to, among other things: completion of a Prefeasibility Study, and completion of a Definitive Feasibility Study. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the Maricunga Project is developed. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by Bearing, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the occurrence of unexpected financial obligations, fluctuations in the price of lithium or certain other commodities; fluctuations in the currency markets; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining and employee relations. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, Bearing does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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